Mail Stop 3561
							October 20, 2008

Via Fax & U.S. Mail

Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. de C.V.
Avenida Tecnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

Re:	Industrias Bachoco, S.A.B. de C.V.
	Form 20-F for the fiscal year ended December 31, 2007
      Filed June 30, 2008
		File No. 001-33030

Dear Mr. Ferrer:

      We have reviewed your filing and your response letter dated
October 10,
2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.


Form 20-F for the fiscal year ended December 31, 2007
Note 11. Other taxes payable and other accruals, page F-25

N
We note your response to our prior comment number four. Please confirm to us that you will revise the notes to your financial statements in future filings to disclose the nature of the accruals related to IMSS, SAR and INFONAVIT.  Your revised disclosures should
be similar in detail as provided in your response to our prior comment.
******

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






	You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Linda Cvrkel
Branch Chief
Daniel Salazar Ferrer
Industrias Bachoco S.A.B. de C.V.
October 20, 2008
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